Exhibit 99.1

Mercurity Fintech Holding Inc. plans to take appropriate measures after receiving the Nasdaq deficiency notice

SHENZHEN, May 18, 2022 -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH) today announced that on May 13, 2022 the Company received a deficiency notice from The Nasdaq Stock Market, LLC (“Nasdaq”) that stated the Company no longer complies with Nasdaq’s Listing Rule 5250(c)(1) due to its failure to file Form 20-F for the period ended December 31, 2021 (the “Filing”). Nasdaq informed the Company that it has a period of 14 days until May 27, 2022 to submit a plan (the “Plan”) to Nasdaq detailing how the Company plans to regain compliance with Nasdaq’s continued listing requirements. If Nasdaq accepts the Company’s Plan to regain compliance in that respect, Nasdaq can grant an exception of up to 180 calendar days from the prescribed Filing due date or until October 28, 2022 to regain compliance.

In determining whether to accept the Company’s Plan, Nasdaq will consider things as the likelihood that the Filing and any subsequent periodic filings can be made within the 180-day period, the Company’s past compliance history, the reasons for the late filing, other corporate events that may occur within the Nasdaq review period, the Company’s overall financial condition, and its public disclosures.

The Company is currently working on the Plan to regain compliance with respect to the Listing Rule 5250(c)(1) to meet the requirements for continued listing on the Nasdaq Capital Market. It intends to submit such Plan to Nasdaq as soon as practicable prior to May 27, 2022.

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

In China:

Mercurity Fintech Holding Inc.

Qi Wang

Tel: +86 133-3115-3191

Email: communication@mfhfintech.com

In the United States:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646)866-7989

Email:mfhfintech@iecapitalusa.com